Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-275512

Subject to Completion, Dated February 27, 2025

Preliminary Pricing Supplement to Prospectus Supplement Dated

February 28, 2024 and Prospectus Dated November 13, 2023

Pricing Supplement dated February  , 2025

(To Prospectus Supplement dated February 28, 2024

and Prospectus dated November 13, 2023)

% Secured Medium-Term Notes, Series Q, due March 1, 2035

PUBLIC SERVICE ELECTRIC AND GAS COMPANY (PSE&G)

CUSIP:

Trade Date: February   , 2025

Original Issue Date/Settlement Date: March   , 2025, which is the second business day following the Trade Date. Accordingly, purchasers who wish to trade the Notes prior to one business day before delivery will be required, because the Notes will not initially settle in T+1, to specify an alternative settlement date at the time of such trade to prevent a failed settlement and should consult their own advisors.

Principal Amount: $

Price to Public:    % of Principal Amount, plus accrued interest from March   , 2025 if settlement occurs after that date

Purchase Price:    % of Principal Amount

Net Proceeds to Company: $

Interest Rate:    % per annum

Initial Interest Accrual Date: March   , 2025

Interest Payment Dates: March 1 and September 1, commencing September 1, 2025

Regular Record Dates: February 15 and August 15

Maturity Date: March 1, 2035

These Notes are DTC Eligible and will be issued in book-entry form.

Mode of Distribution: ☒ Underwritten ☐ Agented

☒  Academy Securities, Inc.

☐  Barclays Capital Inc.

☒  BNP Paribas Securities Corp.

☐  BNY Mellon Capital Markets, LLC

☐  BofA Securities, Inc.

☒  CIBC World Markets Corp.

☐  Citigroup Global Markets Inc.

☐  Goldman Sachs & Co. LLC

☐  J.P. Morgan Securities LLC

☒  Mizuho Securities USA LLC

☐  Morgan Stanley & Co. LLC

☒  MUFG Securities Americas Inc.

☒  PNC Capital Markets LLC

☒  Samuel A. Ramirez & Company, Inc.

☐  RBC Capital Markets, LLC

☐  Scotia Capital (USA) Inc.

☐  TD Securities (USA) LLC

☒  U.S. Bancorp Investments, Inc.

☐  Wells Fargo Securities, LLC

Redemption Provisions

The Secured Medium-Term Notes, Series Q offered hereby (the “Secured Medium-Term Notes”) will be subject to redemption as described in the prospectus and prospectus supplement.

Additionally, prior to December 1, 2034 (the date that is three months prior to the Maturity Date) (the “Par Call Date”), PSE&G may redeem the Secured Medium-Term Notes at its option, in whole or in part, at any time and from time to time on not less than 10 days’ prior written notice to holders, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)

(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon (including interest accrued to, but excluding, the redemption date) discounted to the redemption date (assuming the Secured Medium-Term Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus    basis points (     %), less (b) interest accrued to, but excluding, the redemption date; and

(2)	100% of the principal amount of the Secured Medium-Term Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the Par Call Date, PSE&G may redeem the Secured Medium-Term Notes in whole or in part, at any time and from time to time on not less than 10 days’ prior written notice to holders, at a redemption price equal to 100% of the principal amount of the Secured Medium-Term Notes being redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

“Treasury Rate” means, with respect to any redemption date, the yield determined by PSE&G in accordance with the following two paragraphs.

The Treasury Rate shall be determined by PSE&G after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third business day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily) — H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities–Treasury constant maturities–Nominal” (or any successor caption or heading) (“H.15 TCM”). In determining the Treasury Rate, PSE&G shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the Par Call Date (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields — one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life — and shall interpolate to the Par Call Date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

If on the third business day preceding the redemption date H.15 TCM is no longer published, PSE&G shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second business day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, the Par Call Date, as applicable. If there is no United States Treasury security maturing on the Par Call Date but there are two or more United States Treasury securities with a maturity date equally distant from the Par Call Date, one with a maturity date preceding the Par Call Date and one with a maturity date following the Par Call Date, PSE&G shall select the United States Treasury security with a maturity date preceding the Par Call Date. If there are two or more United States Treasury securities maturing on the Par Call Date or two or more United States Treasury securities meeting the criteria of the preceding sentence, PSE&G shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

The Trustee shall not be responsible for any calculation of the Treasury Rate. PSE&G’s actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error.

Unless PSE&G defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Secured Medium-Term Notes called for redemption.

Use of Proceeds

PSE&G expects to use a portion of the net proceeds from this offering and the concurrent offering of $   million   % Secured Medium-Term Notes, Series Q, due March 1, 2055 to (i) repay at maturity $350 million aggregate principal amount of our 3.00% Secured Medium-Term Notes, Series K, due May 15, 2025, including accrued but unpaid interest thereon, and (ii) repay indebtedness outstanding under our commercial paper program. As of January 31, 2025, we had approximately $375 million of indebtedness outstanding under our commercial paper program at an average interest rate of 4.62% per annum and with an average maturity of 11 days. The commercial paper indebtedness was incurred for working capital purposes. The remainder of the net proceeds will be used for general corporate purposes.

No PRIIPs KID

No PRIIPs key information document (KID) has been prepared as not available to retail investors in the European Economic Area.

No UK PRIIPs KID

No UK PRIIPs key information document (KID) has been prepared as not available to retail investors in the United Kingdom.